Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

A.	Operating Results

General

The following discussion should be read in conjunction with our unaudited consolidated financial statements and the notes thereto. Our consolidated financial statements as of June 30, 2016 and 2015 have been prepared in accordance with IFRS, as issued by the IASB.

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We are an electricity company that owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru. Virtually all of our revenues, income and cash flows come from the operations of our subsidiaries, jointly-controlled companies and associates in these countries.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities and (v) changes in the economic conditions in countries in which we operate may materially affect our financial results. In addition, our results of operations and financial condition are affected by variations in the exchange rates between the Chilean peso and the currencies of the countries in which we operate. These exchange variations may materially impact the consolidation of the results of our companies. We have certain critical accounting policies that affect our consolidated operating results.

Our diversification strategy aims to balance the impact of significant changes in one country with opposing changes in other countries, or within generation and distribution, in order to reduce, as much as practicable, the adverse impact of variations in the main factors that affect our consolidated operating results. The impact of these factors on us, for the periods covered by this Report, is discussed below.

While we directly own less than 21.6% of the equity interests and 25.1% of the voting rights of Emgesa as of the date of this Report, Emgesa is regarded as our subsidiary because of Endesa Américas’ control over Emgesa. Endesa Américas directly owns 26.9% of the equity interest and 31.3% of the voting rights of Emgesa (through the ownership of shares with voting rights). Although Endesa Américas directly owns less than 50% of the equity interest and the voting rights of Emgesa, Endesa Américas is deemed to exercise control over Emgesa as a result of the transfer of 25.1% of the voting rights to Endesa Américas by us and pursuant to a shareholders’ agreement with Empresa de Energía de Bogotá S.A. (which owns 51.5% of the equity interest in Emgesa) signed on August 27, 1997. The transfer of the voting rights originated with a prior owner of the 21.6% equity interest and has been continued with each subsequent owner (currently Enersis Américas). The shareholders’ agreement along with the voting rights transferred to Endesa Américas, gives it the right to appoint a majority of Emgesa’s Board members and, therefore Endesa Américas consolidates Emgesa in its consolidated financial statements.

On October 23, 1997, Enersis and Chilectra acquired 48.4% of the equity interest in Codensa through an international public bidding process held by the Colombian government. The remaining interest is held by EEB. As of the date of this Report, we own 48.4% of the equity interest and 57.2% of the voting rights of Codensa (through the ownership of shares with voting rights) both directly and indirectly through our ownership of Chilectra Américas. While we own less than 50% of the equity interests, Codensa is regarded as our subsidiary because of our voting rights. Pursuant to a shareholders’ agreement with EEB (which owns 51.6% of the equity interest in Codensa) signed on October 23, 1997, we have the right to appoint the majority of Codensa’s Board members and, therefore, we continue to consolidate Codensa in our consolidated financial statements.

a.	Generation and Transmission Business

Our electricity generation and transmission business is conducted in Argentina through Costanera, El Chocón and Dock Sud, in Brazil through Cachoeira Dourada, Fortaleza and CIEN, in Colombia through Emgesa, and in Peru through Edegel and EEPSA. A substantial part of our generation capacity depends on the hydrological conditions prevailing in the countries in which we operate. Our installed capacity as of June 30, 2016 and June 30, 2015 was 10,740 MW and 10,336 MW, respectively. In those periods, our hydroelectric installed capacity represented 53.6% and 49.9% of our total installed capacity, respectively.

Hydroelectric generation was 10,965 GWh and 10,986 GWh in the six months ended June 30, 2016 and 2015, respectively. Our hydroelectric generation for the six months ended June 30, 2016 was 0.2% lower than during the same period in 2015 mainly due to less favorable hydrological conditions in Peru and Brazil, partially offset by better hydrological conditions in Argentina and Colombia.

In the countries in which we operate, hydrological conditions can range from very wet to extremely dry. In between these extremes, there are a wide range of possible hydrological conditions. For instance, a new year of drought has very different impacts on our business, depending on whether it follows several years of drought or a period of abundant rainfall. On the other hand, a good hydrological year has less marginal impact if it comes after several wet years than after a prolonged drought.

In Argentina, the months that typically have the most precipitation are May through August, and the months when snow and ice melts typically occur from October through December, providing flow to the Collon Cura and Limay Rivers which feed El Chocón’s reservoir and hydroelectric plant, located in southwestern Argentina, in the Comahue region.

Brazil has several river basins, with waterfalls that are used for hydroelectric generation. Most of Brazil’s rivers are fed primarily from rainfall. Due to its tropical weather, rainfall is mostly concentrated in summer from November through May, and it is lightest during the winter. These hydrological conditions prevail in southern Brazil at the Paranaiba River at the Parana basin, where our subsidiary, Cachoeira Dourada hydroelectric plant is located.

Hydrological conditions in Colombia vary significantly throughout the different regions and depend on geographical conditions and topography. There are two rainfall patterns. One is characterized by two rainy periods separated by a drier season that is observed in the Andean region and in the center of the country, the most populated area and the center of economic activity, where all our hydroelectric plants, except the Guavio plant, are located. The second pattern is characterized by a rainy season followed by a drier season, which is observed in the Orinoquia region (eastern part of the country), where our largest hydroelectric plant, Guavio (1,213 MW), is located. Its hydrological conditions are influenced by the Amazon.

Hydrological conditions in Peru also vary significantly depending on the location. The coast, which concentrates most of the population and economic activity, typically has less rainfall than the rest of the country. In the Andean mountains, rainfall typically is most abundant from November through March, providing flow to the basin of the Rimac River, feeding five of our seven hydroelectric plants. The jungle area also has most of its rainfall in the same period but in larger volumes, feeding the Tarma and Tulumayo River basins, where our other two hydroelectric plants are located.

For purposes of discussing the impact of hydrological conditions on our business, we generally categorize our hydrological conditions into dry, wet or normal, although there are many other possible scenarios. Extreme hydrological conditions may materially affect our operating results and financial conditions. However, it is difficult to calculate the effects of hydrology on our operating income, without also taking into account other factors, because our operating income can only be explained by looking at a combination of factors and not individually on a stand-alone basis.

Hydrological conditions affect electricity market prices, generation costs, spot prices, tariffs and the mix of hydroelectric or thermal generation, which is constantly being defined by the market operator to minimize the operating cost of the entire system. Pass through hydroelectric generation is almost always the least expensive method to generate electricity and normally has a marginal cost close to zero. However, authorities might assign a cost for the use of water from reservoirs, which may lead to hydroelectric generation not necessarily being the lowest marginal cost. The cost of thermal generation does not depend on hydrological conditions but instead on international commodity prices for LNG, coal, diesel and fuel oil, as well as the thermal efficiency of generation plants.

Spot prices primarily depend on hydrological conditions and commodity prices. Under most circumstances, abundant hydrological conditions lower spot prices while dry conditions normally increase them. Spot market prices affect us because we purchase electricity in the spot market when we have deficits in generation to meet our contracted energy sales commitments, and we sell electricity in the spot market if we have electricity generation surpluses in excess of our sales committed.

There are many other factors that may affect operating income, including the level of contracted sales, purchases/sales in the spot electricity market, commodity prices, energy demand, technical and unforeseen problems that can affect the availability of our thermal plants, plant locations in relation to urban demand centers and transmission system conditions, among others.

Hydrological conditions do not have an isolated effect but need to be evaluated in conjunction with other factors to better understand the impact on our operating results.

Argentina is a controlled market, with a defined remuneration scheme and no energy or commodity trading. Market prices are unrelated to hydrological conditions or commodity prices. There is no electricity market since free bilateral trading has been suspended. As a consequence, El Chocón sells most of its energy to the market operator at the regulated price that is not affected by hydrological conditions and its results depend mainly on the amount of electricity it generates. For the first six months of 2016 hydrological conditions were worse than during the same period in 2015. However, hydrological generation was slightly higher due to increased demand of the system, resulting in lower reservoir levels. Additionally, operating results have increased due to higher tariffs related to Resolution N° 22/2016.

In Brazil, there is an electricity relocation mechanism that provides financial protection against hydrological risks for hydroelectric generators. The market operator defines which hydroelectric plants generate electricity to minimize the system cost, and the generators with deficits buy energy from the generators with surpluses at a defined price. The marginal operating cost is set annually by ANEEL. All hydroelectric generators that participate in the Electricity Reallocation Mechanism (“MRE” in its Portuguese acronym), participate in the overall hydroelectric generation and are dispatched in proportion to their assured energy, regardless of their contracted sales. Since 2014, drought has affected all hydroelectric generators that participate in the MRE, and the overall hydroelectric generation system has not been able to cover the assured energy; therefore, hydroelectric generators, including our subsidiaries, buy additional energy in the spot market at higher prices. During the first half of 2016 there was an improvement in reservoir levels, indicating a lower exposure to short-term market. Cachoeira Dourada’s revenues were higher than during the same period in 2015 due to higher generation sales, offset by the devaluation of the Brazilian real relative to the Chilean peso. Fortaleza is a thermal plant, and its results depend mainly on the amount of its thermal generation, its generation costs, energy purchase cost and its commercial policy.

In Colombia, hydrological conditions in 2015 and the first half of 2016 were influenced by the El Niño phenomenon that resulted in drought conditions for the whole system and very high spot prices. However, hydrological conditions affecting our Guavio hydroelectric plant were better than the historical average, allowing Emgesa to compensate for the lower hydroelectric generation of its other hydroelectric plants affected by drought. During the first half of 2016, Emgesa increased its hydroelectric generation by 5.3% compared to the same period in 2015. Contracted sales increased by 14.1% during the first half of 2016 compared to the same period in 2015, while spot sales decreased by 5.2%. The El Niño phenomenon resulted in spot market sales at higher prices, which positively affected the operating income of Emgesa in those periods. Operating income was negatively affected by fuel consumption at the thermoelectric plants, higher volume of spot purchases at higher spot prices and the devaluation of the Colombian peso in relation to the Chilean peso in 2015 compared to 2014, a trend that continues so far in 2016.

In Peru, during the first half of 2016, hydrological conditions have been worse than during the same period in 2015. Lower commodity prices, a slowing economic growth rate and delays in mining projects have resulted in an electricity oversupply and lower spot prices. During the first half of 2016, Edegel had worse hydrological conditions than during the same period in 2015 due to the El Niño phenomenon, which resulted in lower hydroelectric generation. However, given the lower hydroelectric generation across the entire system, thermal generation has been needed to meet demand, thereby leading to greater generation from our thermal power plants. During the first half of 2016, Edegel’s energy sales increased despite lower generation mainly due to the execution of new contracts that began during 2016 (Edelnor for 100 MW, Camposol for 5 MW, Protisa for 15 MW and Lindley for 5 MW), with positive impacts on operating income partially offset by the appreciation of the Peruvian sol versus the Chilean peso during the first half of 2016 compared to the same period in 2015.

b.	Distribution Business

Our electricity distribution business is conducted in Argentina through Edesur, in Brazil through Ampla and Coelce, in Colombia through Codensa, and in Peru through Edelnor. For the six months ended June 30, 2016 electricity sales increased by 1.5% compared to the same period in 2015 totaling 31,801 GWh. Currently, our distributors serve important South American cities, providing electricity to over 13.5 million customers. These companies face growing electricity demand, in part because of demographic growth and increasing consumption, which requires them to continually invest in their facilities.

In the distribution business, revenues are mainly derived from the resale of electricity purchased from generators. Revenues associated with distribution include the recovery of the cost of electricity purchased and the resulting revenue from the “Value Added from Distribution,” or VAD, which is associated with the recovery of costs and the return on the investment with respect to the distribution assets plus the physical energy losses permitted by the regulator. Other revenues derived from our distribution services consist of charges for new connections and the maintenance and rental of meters, among others.

Among the key factors that impact financial results in the distribution business is regulation. This is especially true when the actions adopted by government authorities define or intervene directly with regulated customer tariffs, or affect the price at which distributors can buy their energy. Our ability to buy electricity relies highly on generation availability and to a lesser degree on regulation. In addition, we are focused on reducing physical losses, especially those due to theft, and in improving our collectability indices and efficiency. The ability to buy electricity relies greatly on generation availability and government regulation.

c.	Selective Regulatory Developments

The regulatory framework governing our businesses in the countries in which we operate has a material effect on our operating results. In particular, regulators set (i) energy prices in the generation business taking into consideration factors such as fuel costs, reservoir levels, exchange rates, future investments in installed capacity and demand growth, and (ii) distribution tariffs taking into account the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the VAD, all of which are intended to reflect investment and operating costs incurred by distribution and generation companies and to allow our companies to earn a regulated level of return on their investments and guarantee service quality and reliability. The earnings of our electricity subsidiaries are determined to a large degree by regulators, mainly through the tariff setting process.

The distribution tariff setting processes are carried out according to calendars defined by the regulators in each country. For example, in Colombia, Codensa’s tariff review is currently in progress and is expected to conclude during 2016. In Peru, Edelnor’s tariff review is expected between 2017 and 2018. For Coelce and Ampla in Brazil, the next review is expected in 2019. Each of these reviews presents its own particularities and challenges since tariff reviews seek to capture distribution efficiency and economies of scale based on economic growth.

In Argentina, the former Argentine Secretary of Energy published Resolutions No. 95/2013, No. 529/2014 and No. 482/2015 that set forth a regulated remuneration schedule for generators based on defined fixed and variable remuneration. In the recent past, due to tariff controls, revenues of electric utility companies did not allow investments in new power generation. With the new government, the Argentine Secretary of Energy published Resolution No. 22/2016, which updated temporarily the remuneration for generators until a new remuneration scheme is settled. Under this scheme, this year the new government launched a 6,600 MW thermal capacity auction in which none of the companies of the Enel Group participated. There is also a renewable energy tender that took place on October 7, 2016 where 1,100 MW of contracted capacity was allocated through 17 projects.

In addition, the former Secretary of Energy published several Resolutions, including Resolutions No. 250/2013 and No. 32/2015, oriented to increase distributor’s revenues to finance their higher operating costs since tariffs have been unchanged since 2008. On January 27, 2016 under the new government, the Ministry of Energy and Mining canceled Resolution No. 32/2015 and enacted Resolution No. 6/2016 allowing increases in tariffs for the period February 2016 to April 2017.

d.	Economic Conditions

Macroeconomic conditions, such as changes in employment levels and inflation or deflation in the countries in which we operate may have a significant effect on our operating results. Macroeconomic factors, such as the variation of a local currency against the U.S. dollar, may impact our operating results, as well as our assets and liabilities, depending on the amounts denominated in U.S. dollars. For example, a devaluation of local currencies against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders.” and “— South American economic fluctuations may affect our results from operations and financial condition as well as the value of our securities” in the Form 20-F of Enersis Américas for the year ended December 31, 2015, as amended (the “2015 Form 20-F”).

In order to determine whether Argentina could be classified as a hyperinflationary economy, we have considered the behavior of historical and projected inflation, along with other indicators established in IAS 29, Financial Reporting in Hyperinflationary Economies. We have also taken into consideration various analysis and studies issued by international agencies, such as the International Practices Task Force of the SEC Regulations Committee, that have suggested that Argentina is not currently a hyperinflationary economy. In addition, we have benchmarked against our peers in Argentina and, in that context, have noted that publicly held Argentine companies which adopted IFRS have not introduced adjustments to reflect inflation since the date of their transition to IFRS. In brief, we have not observed objective verifiable data leading to a conclusion that the Argentine economy should be considered a hyperinflationary economy in accordance with the indicators set forth in IAS 29.

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the local currency in each of the countries in which we operate may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, U.S. dollar-denominated assets and liabilities and also the translation of financial statements of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the Chilean peso.

As of June 30, 2016, our consolidated debt totaled Ch$ 2,672 billion, of which 15.7% was denominated in U.S. dollars, 47.9% in Colombian pesos, 22.2% in Brazilian reais, 12.3% in Peruvian soles, 0.9% in Argentine pesos and 0.9% in Chilean pesos (including the Chilean UF, which is inflation-indexed).

The following table sets forth the closing and average local currencies per U.S. dollar exchange rates for the periods indicated:

	Local Currency per U.S. Dollar Exchange Rates Six months ended June 30,
	2016		2015
	Average	Period End	Average	Period End
Argentina (Argentine pesos per U.S. dollar)	14.34	14.93	8.82	9.09
Brazil (reais per U.S. dollar)	3.70	3.23	2.97	3.10
Colombia (Colombian pesos per U.S. dollar)	3,121.13	2,922.42	2,484.92	2,588.657
Peru (soles per U.S. dollar)	3.38	3.29	3.10	3.18
Chile (Chilean pesos per U.S. dollar)	689.22	662.49	621.39	638.95

Sources: Central banks of each country.

For the six month period ended June 30, 2016, our revenues measured in local currency were Ch$ 2,565 billion (US$ 3.7 billion), of which 32.1% was generated in Brazil, 31.1% in Colombia, 18.7% in Peru and 17.8% in Argentina.

The following table sets forth the effect recognized as “Foreign currency translation gains (losses)” in our consolidated statements of comprehensive income for translating the financial statements of our foreign subsidiaries for consolidation purposes to the presentation currency, which is the Chilean peso:

	Six Months Ended June 30,
	2016	2015
	ThCh$	ThCh$
Argentina	(49,830,736)	(2,703,059)
Colombia	27,447,971	(36,758,366)
Brasil	222,917,836	(178,100,551)
Peru	(32,872,598)	(8,237,233)
Chile	13,130,514	(17,374,355)
Total	180,792,987	(243,173,564)

The financial statements of foreign companies with functional currencies other than the Chilean peso are translated as follows: (i) For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used; (ii) For items in the comprehensive income statement, the average exchange rate for the period is used; and (iii) Equity remains at the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of origination. The following table sets forth the closing and average local currencies per Chilean peso exchange rates for the periods indicated:

	Local Currency Chilean Peso (Ch$) Exchange Rates
	Six months ended June 30,
	2016		2015
	Average	Period End	Average	Period End
Argentina (Argentine pesos per Ch$)	0.02080	0.02254	0.01419	0.01422
Brazil (Brazilian reais per Ch$)	0.00537	0.00488	0.00477	0.00485
Colombia (Colombian pesos per Ch$)	4.52848	4.41124	3.99895	4.05142
Peru (Peruvian soles per Ch$)	0.00491	0.00497	0.00499	0.00497

Sources: Central banks of each country.

The following table shows the appreciation or devaluation of June 30, 2016 versus June 30, 2015 for the closing and average local currencies per Chilean peso:

	Appreciation/(Devaluation) per Chilean Peso (Ch$)
	June 30, 2016/2015
	Average	Period End
Argentine pesos	-31.8%	-36.9%
Brazilian reais	-11.1%	-0.6%
Colombian pesos	-11.7%	-8.2%
Peruvian soles	1.6%	0%

Argentina

As a result of the Argentine economic crisis in the early 2000s and the significant governmental intervention in the electricity sector in 2002, we have not received dividends from our Argentine subsidiaries, Costanera, Edesur, El Chocón and Dock Sud, since 2000, 2009, 2012 and 2013 (the year in which Dock Sud became our subsidiary), respectively. In 2011, we recognized a Ch$ 5.4 billion goodwill impairment charge for Costanera and a Ch$ 115.4 billion infrastructure and goodwill impairment charge for Edesur. Additional economic deterioration of Argentina, or of our subsidiaries operating in that country, is not expected to have any material effect on our financial and operating results.

Our Argentine operations do not affect our consolidated liquidity. Our Argentine cash and cash equivalents were Ch$ 79.9 billion as of June 30, 2016, which represents 7.2% of our total cash and cash equivalents. Of the total Argentine cash and cash equivalents, 97.3% is denominated in local currency, and the remaining 2.7% is denominated in U.S. dollars. Our Argentine debt was Ch$ 57.3 billion as of June 30, 2016, representing 2.1% of our total debt. Of the total Argentine debt, 41.2% is denominated in local currency, and the remaining 58.8% is denominated in U.S. dollars. The currency translation effect of converting the statements of comprehensive income from the Argentine peso to the Chilean peso led to a 31.8% decrease in the amount in Chilean pesos in the six months ended June 30, 2016, compared to the same period in 2015. Until January 2016, the Argentine government avoided increasing electricity distribution tariffs to end customers, and seasonal prices remained fixed in Argentine pesos. From February 2016 onward, the seasonal price is calculated based on the system’s operational programming, dispatch and price calculations, reflecting market determined energy costs thereby reducing subsidies. Additionally, through Resolution No. 7/2016, the date of the tariff review was established for late 2016 through early 2017. This will establish the new Value Added of Distribution for the upcoming tariff cycle.

e.	Critical accounting policies

Critical accounting policies are defined as those that reflect significant judgments and uncertainties which would potentially result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies with reference to the preparation of our combined financial statements under IFRS are those described below.

For further detail of the accounting policies and the methods used in the preparation of the consolidated financial statements, see Notes 2 and 3 of the Notes to our interim consolidated financial statements included as Exhibit 99.1 to the Report on Form 6-K dated October 12, 2016 (the “June 30, 2016 financial statements”).

Impairment of Long-Lived Assets

During the year, and principally at year end, we evaluate whether there is any indication that an asset has become impaired. Should any such indication exist, we estimate the recoverable amount of that asset to determine, where appropriate, the amount of impairment. In the case of identifiable assets that do not generate cash flows independently, we estimate the recoverability of the cash generating unit to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of cash generating units to which goodwill or intangible assets with an indefinite useful life have been allocated, a recoverability analysis is performed at each period end.

The recoverable amount is the higher of (i) the fair value less cost to sell the asset and (ii) the value in use. “Value in use” is defined as the present value of the estimated future cash flows. In order to calculate the recoverable value of property, plant and equipment, goodwill and intangible assets, that form part of a cash generating unit, we use value in use criteria in nearly all cases.

To estimate the value in use, we prepare future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of cash generating units’ revenues and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates, between 3.2% and 12.6%, which are not increasing nor do they exceed the average long-term growth rates for the particular sector and country.

These cash flows are discounted at a given pre-tax rate in order to calculate their present value. This rate reflects the cost of capital of the business and the geographical area in which the business is conducted. The discount rate is calculated taking into account the time value of money and the risk premiums generally used by market participants for the specific business activity and the country involved.

The pre-tax nominal discount rates applied during the six months ended June 30, 2016 and 2015 are as follows:

		Six months ended June 30,
		2016		2015
Country	Currency	Maximum	Minimum	Maximum	Minimum
Argentina	Argentine peso	46.9%	25.5%	23.3%	38.9%
Brazil	Brazilian reais	22.9%	13.0%	9.7%	22.7%
Colombia	Colombian peso	15.0%	10.0%	8.0%	13.3%
Peru	Peruvian sol	13.9%	7.7%	7.3%	14.3%

If the recoverable amount of the cash generating unit is less than the net carrying amount of the asset, the corresponding impairment loss is recognized for the difference and charged to “Reversal of impairment loss (impairment loss) recognized in profit or loss” in the consolidated statement of comprehensive income.

Impairment losses recognized in prior periods for an asset other than goodwill are reversed, if and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is adjusted to its recoverable amount along with a commensurate adjustment to profit or loss, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset. In the case of goodwill, impairment losses are not reversed.

Litigation and Contingencies

We are currently involved in certain legal and tax proceedings. As discussed in Notes 2 and 3 of the Notes to the June 30, 2016 financial statements, we have estimated the probable outflows of resources for resolving these claims to be Ch$ 238 billion. We have reached this estimate after consulting our legal and tax advisors.

Hedge Revenues Directly Linked to the U.S. Dollar

We have established a policy to hedge the portion of our revenues directly linked to the U.S. dollar by obtaining financing in U.S. dollars. Exchange differences related to this debt, as they are cash flow hedge transactions, are charged net of taxes to an equity reserve account that forms part of Other Comprehensive Income and recorded as income during the period in which the hedged cash flows are realized. This term has been estimated at ten years.

This policy reflects a detailed analysis of our future U.S. dollar revenue streams. Such analysis may change in the future due to new electricity regulations limiting the amount of cash flows tied to the U.S. dollar.

Pension and Post-Employment Benefit Liabilities

We have various defined benefit plans for our employees. These plans pay benefits to employees at retirement and use formulas based on years of service and employee compensation. We also offer certain additional benefits for some retired employees.

The liabilities shown for the pensions and post-employment benefits reflect our best estimate of the future cost of meeting our obligations under these plans. The accounting applied to these defined benefit plans involves actuarial calculations which contain key assumptions including employee turnover, life expectancy, retirement age, discount rates, the future level of employee compensation and benefits, the claims rate under medical plans and future medical costs. These assumptions change as economic and market conditions vary and any change in any of these assumptions could have a material effect on the reported results from operations.

The effect of an increase of one percentage in the discount rate used to determine the present value of the post-employment defined benefits would decrease the liability by Ch$ 40.3 billion and Ch$ 32.6 billion as of June 30, 2016 and December 31, 2015, respectively, and the effect of a decrease of one percentage in the rate used to determine the present value of the post-employment defined benefits would increase the liability by Ch$ 47.6 billion and Ch$ 38.0 billion as of June 30, 2016 and December 31, 2015, respectively.

Recent Accounting Pronouncements

Please see Note 3 of the Notes to the June 30, 2016 financial statements for additional information regarding recent accounting pronouncements.

2.	Analysis of Results of Operations for the Six Months Ended June 30, 2016 and 2015

I. Analysis of Results from Continuing Operations

Revenues from Continuing Operations

Generation and Transmission Business

The following table sets forth the electricity sales of our subsidiaries and the corresponding changes for the six months ended June 30, 2016 and 2015:

	Six months ended June 30,
	2016	2015	Change	Change
	(in GWh)			(in %)
Costanera (Argentina)	3,029	4,495	(1,466)	(32.6)
El Chocón (Argentina)	1,665	1,591	74	4.7
Dock Sud (Argentina)	2,238	1,629	609	37.4
Cachoeira Dourada (Brazil)	2,728	1,574	1,154	73.3
Fortaleza (Brazil)	1,535	1,610	(75)	(4.7)
Emgesa (Colombia)	8,701	8,026	675	8,4
Edegel (Peru)	4,548	4,333	215	5.0
EEPSA (Peru)	343	303	40	13.2

Total	24,787	23,561	1,226	5.2

Distribution Business

The following table sets forth the electricity sales of our subsidiaries, by country, and their corresponding changes for the six months ended June 30, 2016 and 2015:

	Six months ended June 30,
	2016	2015	Change	Change
		(in GWh)		(in %)
Edesur (Argentina)	9,551	9,228	323	3.5
Ampla (Brazil)	5,876	5,888	(12)	(0.2)
Coelce (Brazil)	5,698	5,567	131	2.4
Codensa (Colombia)	6,744	6,794	(50)	(0.7)
Edelnor (Peru)	7,624	7,338	286	3.9

Total	31,801	31,323	478	1.5

The following table sets forth the revenues from continuing operations by reportable segment and by operating segment within such reportable segments for the six months ended June 30, 2016 and 2015:

	Six months ended June 30,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business in Argentina	116,488	91,890	24,598	26.8
Companies included:
Costanera (Argentina)	45,372	43,842	1,530	3.5
El Chocón (Argentina)	16,407	14,969	1,438	9.6
Dock Sud (Argentina)	55,524	34,264	21,260	62.0
Cemsa (Argentina)	1,050	416	634	152.4
Other	(1,865)	(1,601)	(264)	16.5
Generation and Transmission Business in Brazil	178,361	165,408	12,953	7.8
Companies included:
Cachoeira Dourada (Brazil)	80,189	52,788	27,401	51.9
Fortaleza (Brazil)	75,816	78,785	(2,969)	(3.8)
CIEN (Brazil)	24,801	34,016	(9,215)	(27.1)
Other	(2,445)	(181)	(2,264)	n.a.
Generation and Transmission Business in Colombia	432,998	328,994	104,004	31.6
Companies included:
Emgesa (Colombia)	432,998	328,994	104,004	31.6
Generation and Transmission Business in Peru	241,413	196,364	45,049	22.9
Companies included:
Edegel (Peru)	208,009	172,724	35,285	20.4
EEPSA (Peru)	34,090	25,088	9,002	35.9
Other	(686)	(1,873)	1,187	(63.4)
Total Generation and Transmission Business reportable segment	969,260	782,231	187,029	23.9
Distribution Business in Argentina	340,563	291,728	48,835	16.7
Companies included:
Edesur (Argentina)	340,563	291,728	48,835	16.7
Distribution Business in Brazil	734,548	972,985	(238,437)	(24.5)
Companies included:
Ampla (Brazil)	382,066	537,721	(155,655)	(28.9)
Coelce (Brazil)	352,482	435,264	(82,782)	(19.0)
Distribution Business in Colombia	444,159	444,193	(34)	(0.0)
Companies included:
Codensa (Colombia)	444,159	444,193	(34)	(0.0)
Distribution Business in Peru	309,706	262,755	46,951	17.9
Companies included:
Edelnor (Peru)	309,706	262,755	46,951	17.9

Total Distribution Business reportable segment	1,828,976	1,971,661	(142,685)	(7.2)
Less: consolidation adjustments and non-core activities	(232,909)	(154,106)	(78,803)	51.1

Total Revenues	2,565,327	2,599,786	(34,459)	(1.3)

Generation and Transmission Business: Revenues from Continuing Operations

In Argentina, revenues from Costanera increased by Ch$ 1.5 billion or 3.5% for the first six months of 2016 compared to the same period in 2015. The increase is primarily comprised of Ch$ 3.9 billion due to higher tariffs related to Resolution No. 22/2016 that increased the remuneration established in Resolution No. 482/2015 and Ch$ 11.5 billion related to the combined-cycle availability contracts executed with the Secretary of Energy. These increases were partially offset by Ch$ 13.9 billion due to the devaluation of the Argentine peso in relation to the Chilean peso. Revenues from El Chocón increased by Ch$ 1.4 billion, or 9.6%, principally due to a Ch$ 6.2 billion increase related to (i) higher tariffs related to Resolution No. 22/2016 resulting in Ch$ 5.0 billion in incremental revenue and (ii) 74 GWh higher hydroelectrical dispatch resulting in Ch$ 1.2 billion in incremental revenue. These increases were partially offset by a Ch$ 4.8 billion decrease due to the devaluation of the Argentine peso in relation to the Chilean peso. Revenues from Dock Sud increased by 62.0% or Ch$ 21.2 billion from Ch$ 32.1 billion related to (i) tariff increases due to Resolution No. 22/2016 resulting in Ch$ 21.9 billion in incremental revenue, and (ii) higher physical sales of 608 GWh attributed to the planned maintenance performed during the 2015 period thereby resulting in Ch$ 10.3 billion in incremental revenue. These increases were partially offset by a decrease of Ch$ 10.9 billion due to devaluation of the Argentine peso in relation to the Chilean peso.

In Brazil, revenues from Cachoeira Dourada increased by Ch$ 27.4 billion, or 51.9%, for the first six months of 2016 compared to the same period in 2015, mainly due to Ch$ 33.1 billion from higher physical energy sales of 1,154 GWh to unregulated customers which was partially offset by a decrease of Ch$ 5.8 billion due to devaluation of the Brazilian real against the Chilean peso. Revenues from Fortaleza decreased by 3.8%, or Ch$ 2.9 billion, attributable to Ch$ 3.1 billion lower physical sales of 75 GWh in the spot market and Ch$ 8.7 billion due to devaluation of the Brazilian real against the Chilean peso. These decreases were partially offset by Ch$ 8.8 billion higher other operating income mainly as a result of recognition of Provin benefits (Incentive and Industrial Development Program). Revenues from CIEN decreased by 27.1% or Ch$ 9.2 billion due to decreases of Ch$ 5.8 billion from lower regulatory revenue (Allowed Annual Revenue - RAP in its Portuguese acronym) and Ch$ 3.4 billion related to the devaluation of the Brazilian real against the Chilean peso.

In Colombia, revenues from Emgesa increased by Ch $ 104.0 billion, or 31.6%, during the first six months of 2016 compared to the same period in 2015, due to Ch$ 136.2 billion resulting from higher physical energy sales of 675 GWh attributable to (i) new energy generated from the El Quimbo power plant which started operations in November 2015 that resulted in additional revenues of Ch$ 29.2 billion, (ii) new energy sale contracts that provided additional revenues of Ch$ 41.4 billion, and (iii) higher sale prices in the spot market that provided additional revenues of Ch$ 65.6 billion. This increase was partially offset by a Ch$ 38.1 billion decrease due to devaluation of the Colombian peso in relation to the Chilean peso.

Revenues from Edegel in Peru increased by Ch$ 35.3 billion, or 20.4%, during the first six months of 2016 compared to the same period in 2015 mainly explained by (i) higher physical energy sales of 215 GWh due to new energy sale contracts that provided additional revenues of Ch$ 6.3 billion, and (ii) Ch$ 13.1 billion in higher revenues derived from tolls due to increased tariffs. In EEPSA, revenues for the first six month of 2016 increased by 35.9%, or Ch$ 9.0 billion, compared to the same period in 2015, principally explained by Ch$ 6.4 billion increase due to higher physical energy sales of 40 GWh and a Ch$ 2.6 billion increase due to other gas sales.

Distribution Business: Revenues from Continuing Operations

Revenues from Edesur in Argentina increased by Ch$ 48.8 billion, or 16.7%, during the first six months of 2016 as compared to the same period in 2015, mainly due to (i) an increase of Ch$ 211.7 billion related to the application of Resolution No. 1/2016, which approved the new tariffs for Edesur beginning on February 1, 2016, and (ii) Ch$ 16.8 billion increase due to higher toll services resulting from higher energy demand. These increases were partially offset by (i) a Ch$ 81.0 billion decrease due to application of Resolution No. 2/2016, which discontinued the application of Resolution No. 347/2012, and the non-recurrent revenues arising from application of Resolution No. 32/2015, (ii) a Ch$ 6.1 billion decrease due to reduced indemnifications paid to customers for quality service penalties and (iii) a Ch$ 92.6 billion decrease due to devaluation of the Argentine peso in relation to the Chilean peso.

Revenues from Ampla in Brazil decreased by Ch$ 155.7 billion, or 28.9%, during the first six months of 2016 as compared to the same period in 2015, mainly due to a Ch$ 118.8 billion decrease in regulatory revenues due to annual tariff adjustments and a Ch$ 49.2 billion decrease due to devaluation of 11.1% of the Brazilian real in relation to the Chilean peso. These decreases were partially offset by a Ch$ 16.6 billion higher other operating income due to service concession arrangements. Revenues from Coelce decreased by Ch$ 82.8 billion, or 19.0%, during the first six months of 2016 as compared to the same period in 2015, principally due to a Ch$ 53.4 billion decrease in regulatory revenues due to annual tariff adjustments and a Ch$ 43.4 billion decrease due to devaluation of the Brazilian real against the Chilean peso. These decreases were partially offset by Ch$ 19.3 billion increase due to higher other operating income principally attributable to service concession arrangements which were partially offset by Ch$ 3.3 billion decrease due to devaluation of the Brazilian real in relation to the Chilean peso.

Revenues from Codensa in Colombia remained similar during the first six months of 2016 when compared to the same period of 2015.

In Peru, revenues from Edelnor increased by Ch$ 46.9 billion, or 17.9%, during the first six months of 2016 as compared to the same period in 2015, mainly attributable to (i) a Ch$ 38.3 billion increase in revenues from energy sales due to higher physical energy sales of 86 GWh related to a 2.5% increase in customers for Ch$ 6.3 billion and higher average sale prices due to tariff adjustments that resulted in additional revenues of Ch$ 32.0 billion, (ii) a Ch$ 4.4 billion higher other operating income due to maintenance network services, and (iii) a Ch$ 4.2 billion increase due to appreciation of the Peruvian sol in relation to the Chilean peso.

Total Operating Costs from Continuing Operations

Total operating costs from continuing operations consist primarily of energy purchases from third parties, fuel consumption, depreciation, amortization and impairment losses, maintenance costs, tolls paid to transmission companies, employee salaries and administrative and selling expenses.

The following table sets forth the consolidated operating costs in Chilean pesos and, as a percentage of total consolidated operating costs from continuing operations, for the six months ended June 30, 2016 and 2015:

	Six months ended June 30,
	2016		2015
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	780,951	41.7	948,692	47.5
Fuel consumption	154,504	8.2	110,650	5.5
Transportation costs	127,721	6.8	127,650	6.4
Other raw materials and combustibles	190,622	10.2	167,630	8.4
Other expenses (1)	256,848	13.7	259,739	13.0
Employee benefit expense and other (1)	182,408	9.7	204,578	10.2
Depreciation, amortization and impairment losses (1)	181,776	9.7	179,464	9.0

Total Operating Cost from Continuing Operations	1,874,830	100.0	1,998,403	100.0

(1)	Corresponds to selling and administrative expenses

The following table sets forth our total operating costs (excluding selling and administrative expenses) from continuing operations by reportable segments and by operating segments within such reportable segments for the six months ended June 30, 2016 and 2015:

	Six months ended June 30,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business in Argentina	43,707	31,243	12,464	39.9
Companies included:
Costanera (Argentina)	2,248	2,218	30	1.4
El Chocón (Argentina)	1,805	3,932	(2,127)	(54.1)
Dock Sud (Argentina)	40,617	25,830	14,787	57.2
Cemsa (Argentina)	93	811	(718)	(88.5)
Other	(1,056)	(1,548)	492	(31.8)
Generation and Transmission Business in Brazil	76,521	68,283	8,238	12.1
Companies included:
Cachoeira Dourada (Brazil)	33,920	5,327	28,593	536.8
Fortaleza (Brazil)	44,022	61,554	(17,532)	(28.5)
CIEN (Brazil)	1,024	1,583	(559)	(35.3)
Other	(2,445)	(181)	(2,264)	1,250.8
Generation and Transmission Business in Colombia	171,489	99,194	72,295	72.9
Companies included:
Emgesa (Colombia)	171,489	99,194	72,295	72.9
Generation and Transmission Business in Peru	104,451	75,156	29,295	39.0
Companies included:
Edegel (Peru)	89,067	65,036	24,031	37.0
EEPSA (Peru)	16,070	11,568	4,502	38.9
Other	(686)	(1,448)	762	(52.6)

Total Generation and Transmission Business reportable segment	396,168	273,876	122,292	44.7
Distribution Business in Argentina	138,706	79,471	59,235	74.5
Companies included:
Edesur (Argentina)	138,706	79,471	59,235	74.5
Distribution Business in Brasil	492,742	732,700	(239,958)	(32.7)
Companies included:
Ampla (Brazil)	263,392	427,806	(164,414)	(38.4)
Coelce (Brazil)	229,350	304,894	(75,544)	(24.8)
Distribution Business in Colombia	254,460	247,099	7,361	3.0
Companies included:
Codensa (Colombia)	254,460	247,099	7,361	3.0
Distribution Business in Peru	208,471	177,083	31,388	17.7
Companies included:
Edelnor (Peru)	208,471	177,083	31,388	17.7

Total Distribution Business reportable segment	1,094,379	1,236,353	(141,974)	(11.5)
Less: consolidation adjustments and non-core activities	(236,749)	(155,607)	(81,142)	52.1

Total operating costs	1,253,798	1,354,622	(100,824)	(7.4)

Generation and Transmission Business: Operating Costs from Continuing Operations

In Argentina, operating costs of Dock Sud increased by Ch$ 14.8 billion, or 57.2%, during the first six months of 2016 as compared to the same period in 2015 mainly due to a Ch$ 22.3 increase from higher fuel consumption due to higher purchase prices of gas, which was partially offset by a Ch$ 7.5 billion decrease due to devaluation of the Argentine peso in relation to the Chilean peso. Operating costs of El Chocón decreased by Ch$ 2.1 billion, or 54.1%, mainly due to Ch$ 3.4 billion of lower energy purchases as a result of the termination of sale contracts which were not renewed under current regulations, which was partially offset by a Ch$ 1.3 billion the due to devaluation of the Argentine peso in relation to the Chilean peso.

In Brazil, operating costs of Cachoeira Dourada increased by Ch$ 28.6 billion, or 536.8%, during the first six months of 2016 compared to the same period in 2015, mainly attributable to higher energy purchases to cover higher energy demand for unregulated customers. The operating costs of Fortaleza decreased by Ch$ 17.5 billion, or 28.5%, during the first six months of 2016, mainly due to Ch$ 18.6 billion decrease as a result of lower purchases of energy in the spot market due to lower purchase prices as a result of better hydrological conditions, and a Ch$ 6.8 billion decrease due to devaluation of the Brazilian real in relation to the Chilean peso. These decreases were partially offset by Ch$ 3.6 billion of higher fuel consumption due to higher gas prices and Ch$ 4.3 billion of higher other miscellaneous variable procurement and services costs. Operating costs of CIEN decreased by Ch$ 0.6 billion, or 35.3%, during the first six months of 2016 as compared to the same period of 2015, mainly due to lower purchases of energy due to lower purchase prices.

In Colombia, operating costs of Emgesa increased by Ch$ 72.2 billion, or 72.9%, during the first six months of 2016 compared to the same period in 2015, mainly due to (i) Ch$ 54.1 billion of higher energy purchases principally consisting of by Ch$ 53.0 billion due to higher spot market purchase prices as a result of drought conditions, (ii) Ch$ 18.2 billion due to higher fuel consumption to cover generation from new energy sale contracts, (iii) Ch$ 6.9 billion of higher transportation costs due to higher tariffs, and (iv) Ch$ 4.6 billion related to higher other miscellaneous variable procurement and services costs from higher tax effects associated with the generation of thermal energy. These increases were partially offset by a Ch$ 11.6 billion decrease due to depreciation of the Colombian peso in relation to the Chilean peso.

In Peru, operating costs of Edegel increased by Ch$ 24.0 billion, or 37.0%, during the first six months of 2016 compared to the same period in 2015, mainly due to (i) Ch$ 9.0 billion of higher fuel consumption costs in thermal generation and maintenance costs of gas pipelines, (ii) Ch$ 6.8 billion of higher energy purchases in the spot market due to higher demand from our customers, (iii) Ch$ 4.0 billion of higher other miscellaneous variable procurement and services costs from higher indemnifications paid for renewable energy, and (iv) Ch$ 3.2 billion of higher transportation costs as a result of new toll charges. In EEPSA, operating costs increased by Ch$ 4.5 billion, or 38.9%, during the first six months of 2016 mainly due to (i) Ch$ 3.4 billion of higher fuel consumption related to starting operations of Turbine T-G5 and (ii) Ch$ 1.1 billion higher of transportation and energy purchase costs due to new toll charges and higher demand from our customers.

Distribution Business: Operating Costs from Continuing Operations

In Argentina, operating costs of Edesur increased by Ch$ 59.2 billion, or 74.5%, during the first six months of 2016 compared to the same period in 2015, mainly due to Ch$ 84.3 billion of higher energy purchases related to higher energy sales, which was partially offset by a Ch$ 25.1 billion decrease due to devaluation of the Argentine peso in relation to the Chilean peso.

In Brazil, operating costs of Ampla decreased by Ch$ 164.4 billion, or 38.4%, during the first six months of 2016 compared to the same period in 2015, mainly due to (i) Ch$ 129.9 billion of lower energy purchases related to a decrease in energy consumption due to negative economic conditions and (ii) Ch$ 2.7 billion of lower energy transportation costs related to the decrease in energy demand, and (iii) Ch$ 47.4 billion due to devaluation of the Brazilian real in relation to the Chilean peso. These decreases were partially offset by Ch$ 15.6 billion of higher other variable and services costs related to construction costs in concession arrangements. In Coelce, operating costs decreased by Ch$ 75.5 billion, or 24.8%, principally due to (i) a Ch$ 52.4 billion decrease in energy purchases due to lower regulatory costs and (ii) Ch$ 33.9 billion due to devaluation of the Brazilian real against the Chilean peso. These decreases were partially offset by Ch$ 10.4 billion of higher other miscellaneous variable and services costs related to constructions costs in concession arrangements.

In Codensa, operating costs remained at the same level during the first six months of 2016 when compared to the same period in 2015.

Operating costs of Edelnor increased by Ch$ 31.3 billion, or 17.7%, during the first six months of 2016 compared to the same period in 2015, mainly due to Ch$ 34.0 billion higher energy purchases related to higher demand as a result of a 2.5% increase in customers and higher energy purchase prices. This increase was partially offset by a Ch$ 2.7 million decrease in maintenance costs and other miscellaneous variable procurement and service costs.

Selling and Administrative Expenses from Continuing Operations

Selling and administrative expenses relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our consolidated selling and administrative expenses, as a percentage of total consolidated selling and administrative expenses from continuing operations, for the six months ended June 30, 2016 and 2015:

	Six months ended June 30,
	2016	2015
	(in %)
Selling and Administrative Expenses as a Percentage of Total Selling and Administrative Expenses
Other expenses	41.4	40.3
Employee benefit expense and other	29.4	31.8
Depreciation, amortization and impairment losses	29.3	27.9

Total	100	100

The following table sets forth the selling and administrative expenses by reportable segment and by operating segments within such reportable segments for the six months ended June 30, 2016 and 2015:

	Six months ended June 30,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business in Argentina	47,641	48,220	(579)	(1.2)
Companies included:
Costanera (Argentina)	32,532	35,195	(2,663)	(7.6)
El Chocón (Argentina)	4,378	4,193	185	4.4
Dock Sud (Argentina)	10,498	7,747	2,751	35.5
Cemsa (Argentina)	1,042	1,137	(95)	(8.4)
Other	(809)	(52)	(757)	1,455.8
Generation and Transmission Business in Brazil	20,773	23,651	(2,878)	(12.2)
Companies included:
Cachoeira Dourada (Brazil)	6,227	6,438	(211)	(3.3)
Fortaleza (Brazil)	6,526	7,056	(530)	(7.5)
CIEN (Brazil)	7,963	10,612	(2,649)	(25.0)
Other	57	(455)	512	(112.5)
Generation and Transmission Business in Colombia	49,595	43,822	5,773	13.2
Companies included:
Emgesa (Colombia)	49,595	43,822	5,773	13.2
Generation and Transmission Business in Peru	48,755	45,545	3,210	7.0
Companies included:
Edegel (Peru)	42,354	40,297	2,057	5.1
EEPSA (Peru)	6,398	5,669	729	12.9
Other	3	(421)	424	(100.7)
Total Generation and Transmission Business reportable segment	166,764	161,238	5,526	3.4
Distribution Business in Argentina	131,214	179,558	(48,344)	(26.9)
Companies included:
Edesur (Argentina)	131,214	179,558	(48,344)	(26.9)
Distribution Business in Brasil	177,066	172,328	4,738	2.7
Companies included:
Ampla (Brazil)	110,061	107,612	2,449	2.3
Coelce (Brazil)	67,005	64,716	2,289	3.5
Distribution Business in Colombia	69,630	79,317	(9,687)	(12.2)
Companies included:
Codensa (Colombia)	69,630	79,317	(9,687)	(12.2)
Distribution Business in Peru	40,510	35,699	4,811	13.5
Companies included:
Edelnor (Peru)	40,510	35,699	4,811	13.5

Total Distribution Business reportable segment	418,420	466,902	(48,482)	(10.4)
Less: consolidation adjustments and non-core activities	35,848	15,642	20,206	129.2

Total selling and administrative expenses	621,032	643,782	(22,750)	(3.5)

Selling and administrative expenses from continuing operations decreased by Ch$ 22.7 billion, or 3.5%, during the first six months of 2016 compared to the same period in 2015, as explained below:

In Argentina, selling and administrative expenses of Costanera decreased by Ch$ 2.7 billion primarily due to a Ch$ 3.7 billion decrease resulting from devaluation of the Argentine peso in relation to the Chilean peso, which was partially offset by Ch$ 1.0 billion increase in other expenses. In Dock Sud, selling and administrative expenses increased by Ch$ 2.8 billion, mainly attributable to Ch$ 3.1 higher depreciation expense related to higher capital investments made in the power plant in 2016 as compared to 2015, which was partially offset by Ch$ 0.3 billion lower other fixed operating expenses. In Edesur, selling and administrative expenses decreased by Ch$ 48.3 billion, mainly attributable to (i) a Ch$ 58.1 decrease related to devaluation of the Argentine peso in relation to the Chilean peso and (ii) Ch$ 3.3 billion lower of network maintenance and renewal expenses. These decreases were partially offset by (i) Ch$ 9.0 billion higher of payroll expenses related to salaries increases and (ii) Ch$ 0.8 billion of higher depreciation and impairment expenses.

In Brazil, selling and administrative expenses of CIEN decreased by Ch$ 2.7 billion, mainly due to the devaluation of the Brazilian real in relation to the Chilean peso. In Ampla, selling and administrative expenses increased by Ch$ 2.5 billion primarily due to (i) a Ch$ 6.2 billion increase in other expenses related to higher collection and metering services expenses and (ii) Ch$ 0.3 billion of higher depreciation and impairment expense. These increases were partially offset by a Ch$ 4.0 billion decrease due to devaluation of the Brazilian real in relation to the Chilean peso. In Coelce, selling and administrative expenses increased by Ch$ 2.3 billion mainly due to (i) Ch$ 3.8 billion of higher expenses incurred in third-party service contracts and (ii) Ch$ 0.7 billion of higher depreciation and impairment expenses. These increases were partially offset by a Ch$ 2.2 billion decrease due to devaluation of the Brazilian real in relation to the Chilean peso.

In Colombia, selling and administrative expenses of Emgesa increased by Ch$ 5.7 billion primarily due to (i) Ch$ 3.1 billion of higher depreciation expense related to starting operations of the El Quimbo power plant, (ii) Ch$ 1.0 billion of higher payroll expenses and (iii) Ch$ 1.6 billion of higher taxes paid due to new tax regulations. In Codensa, selling and administrative expenses decreased by Ch$ 9.7 billion, mainly due to devaluation of the Colombian peso in relation to the Chilean peso.

In Peru, selling and administrative expenses of Edelnor increased by Ch$ 4.8 billion, mainly attributable to (i) Ch$ 1.9 billion higher depreciation expense due to higher capital investments made in 2016 as compared to 2015 in low/mid voltage distribution networks, (ii) Ch$ 1.7 billion higher other expenses related to contractor services and (iii) Ch$ 1.2 billion higher payroll expenses from salary increases. In Edegel, selling and administrative expenses increased by Ch$ 2.0 billion due to higher payroll expenses from increases in salaries and benefits to employees.

Operating Income from Continuing Operations

The following table sets forth our operating income from continuing operations by reportable segments and by operating segments within such reportable segments for the six months ended June 30, 2016 and 2015:

	Six months ended June 30,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Generation and Transmission Business in Argentina	25,140	12,428	12,712	102.3
Companies included:
Costanera (Argentina)	10,592	6,429	4,163	64.8
El Chocón (Argentina)	10,224	6,844	3,380	49.4
Dock Sud (Argentina)	4,409	687	3,722	541.8
Cemsa (Argentina)	(85)	(1,532)	1,447	(94.5)
Generation and Transmission Business in Brazil	81,067	73,473	7,594	10.3
Companies included:
Cachoeira Dourada (Brazil)	40,042	41,023	(981)	(2.4)
Fortaleza (Brazil)	25,268	10,175	15,093	148.3
CIEN (Brazil)	15,814	21,821	(6,007)	(27.5)
Other	(57)	454	(511)	(112.6)
Generation and Transmission Business in Colombia	211,914	185,978	25,936	13.9
Companies included:
Emgesa (Colombia)	211,914	185,978	25,936	13.9
Generation and Transmission Business in Peru	88,207	75,238	12,969	17.2
Companies included:
Edegel (Peru)	76,588	67,391	9,197	13.6
EEPSA (Peru)	11,622	7,851	3,771	48.0
Other	(3)	(4)	1	(25.0)

Total Generation and Transmission Business reportable segment	406,328	347,117	59,211	17.1
Distribution Business in Argentina	70,643	32,699	37,944	116.0
Companies included:
Edesur (Argentina)	70,643	32,699	37,944	116.0
Distribution Business in Brasil	64,740	67,957	(3,217)	(4.7)
Companies included:
Ampla (Brazil)	8,613	2,303	6,310	274.0
Coelce (Brazil)	56,127	65,654	(9,527)	(14.5)
Distribution Business in Colombia	120,069	117,777	2,292	1.9
Companies included:
Codensa (Colombia)	120,069	117,777	2,292	1.9
Distribution Business in Peru	60,725	49,973	10,752	21.5
Companies included:
Edelnor (Peru)	60,725	49,973	10,752	21.5

Total Distribution Business reportable segment	316,177	268,406	47,771	17.8
Less: consolidation adjustments and non-core activities	(32,008)	(14,141)	(17,867)	126.3

Total operating income	690,497	601,382	89,115	14.8

Other Results from Continuing Operations

The following table sets forth the other results from continuing operations for the six months ended June 30, 2016 and 2015:

	Six months ended June 30,
	2016	2015	Change	Change
	(in millions of Ch$)			(in %)
Financial results
Financial income	94,269	135,399	(41,130)	(30.4)
Financial costs	(273,723)	(185,035)	(88,688)	(47.9)
Results from indexed assets and liabilities	(419)	(3,106)	2,687	86.5
Net foreign currency exchange gains (losses)	1,193	(5,583)	6,776	121.4

Total	(178,680)	(58,325)	(120,355)	(200,4)

Other
Other gains (losses)	244	635	(391)	(61.6)
Share of the profit of associates and joint ventures accounted for using the equity method	1,588	2,772	(1,184)	(42.7)

Total	1,832	3,407	(1,575)	(46.2)

Total other results	(176,848)	(54,918)	(121,930)	222.0

Financial Results from Continuing Operations

Our net total financial results during the six months ended June 30, 2016 were a net loss of Ch$ 178.7 billion, a Ch$ 120.4 billion increase compared to a net loss of Ch$ 58.3 billion in the same period of 2015, as explained below.

Financial income decreased by Ch$ 41.1 billion mainly due to (i) non-recurring income due to forgiveness of interest payments for the debt that Edesur and Costanera owe to CAMMESA related to the application of Resolution No. 1208/2015 that was recognized in the first six months of 2015 which did not occur during the first six months of 2016 and (ii) Ch$ 8.4 billion lower interest income accrued in Ampla and Coelce due to lower outstanding balances of regulated assets and liabilities and trade receivables.

Financial costs increased by Ch$ 88.7 billion mainly due to (i) Ch$ 45.9 billion of higher financial costs in Edesur as a result of interest accrued on the outstanding balance of unpaid fines for current and prior periods imposed by the Argentine regulatory agency due to business service quality, technical product quality, and public safety. These fines have not been paid, as some were suspended under the Agreement Act signed in 2007 with the Argentine government, and others are pending until the Integral Tariff Review (“ITR”) takes place, (ii) Ch$ 14.3 billion of higher financial costs in Edesur, Dock Sud and Costanera, mainly due to higher outstanding debt balances with CAMMESA and (iii) Ch$ 36.8 billion of higher financial costs in Emgesa as a result of ceasing capitalization of borrowing costs attributable to the El Quimbo power plant which started operations in November 2015.

Foreign currency exchange gains (losses) during the first six months of 2016 were a net gain of Ch$ 1.2 billion, an increase of Ch$ 6.8 billion from the net loss of Ch$ 5.6 billion recognized during the same period 2015, mainly attributable to Ch$ 29.1 billion positive foreign exchange rate differences related to accounts receivable denominated in U.S. Dollars from the Vuelta de Obligado thermal plant (“VOSA”), which was partially offset by negative foreign exchange differences of (i) Ch$ 5.8 billion related to Costanera’s outstanding debt to Mitsubishi, (ii) Ch$ 5.7 billion from Ampla’s foreign currency-denominated debt and (iii) Ch$ 10.9 billion related to foreign currency-denominated debt of CTM and Tesa.

Income Taxes

Total income tax expenses decreased by 11.7% during the first six months of 2016, or Ch$ 21.4 billion, as compared to the same period in 2015, mostly due to lower tax expenses of Ch$ 22.8 billion as a result of lower taxable income in our Brazilian subsidiaries and lower taxes due to appreciation of the Chilean peso in terms of the U.S. dollar in the amount of Ch$ 38.5 billion. These decreases were partially offset by (i) higher tax expenses due to higher taxable income: Ch$ 9.5 billion in El Chocón, Ch$ 4.2 billion in Dock Sud, Ch$ 5.3 billion in Emgesa, and Ch$ 3.5 billion in Edegel and (ii) Ch$ 17.8 billion higher expense due to recognition of a deferred tax liability for the additional tax that would be triggered for Enersis Américas, on a stand-alone basis, for the negative tax goodwill related to the excess of the tax equity of Chilectra Américas and the tax balance of the investment recognized in Enersis Américas once the merger of these entities becomes effective.

The effective tax rate was 31.39% during the first six months of 2016 and 33.43% during the same period of 2015, mainly as result of lower taxes due to the appreciation of the Chilean peso in terms of the U.S. dollar that have impacted the U.S dollar-denominated balance for tax purposes of our foreign investments (i.e. tax base of the foreign investments), considering that the tax currency of Enersis Américas is the Chilean peso. In 2016, the Chilean peso appreciated against the U.S. dollar, thereby decreasing the tax bases of our foreign investments and decreasing the current income tax expense for the first six months ended June 30, 2016 as compared to same period in 2015.

The following table sets forth the tax effect of rates applied in other countries that creates a difference between the domestic tax rates in Chile (24% for 2016 and 22.5% for 2015) and tax rates enacted in each foreign jurisdiction:

	Tax Rates (%)		Tax effect of rates applied in other countries
	Six months ended June 30,		Six months ended June 30,
	2016	2015	2016 ThCh$	2015 ThCh$
Argentina	35.00%	35.00%	(3,291,244)	(6,059,204)
Brazil	34.00%	34.00%	(10,140,057)	(13,517,414)
Colombia	40.00%	39.00%	(42,941,103)	(45,252,618)
Peru	28.00%	28.00%	(5,580,188)	(6,223,714)

			(61,952,592)	(71,052,950)

The reconciling tax effect in Argentina decreased during the first six months of 2016 as compared to the same period in 2015 due to lower taxable income in the subsidiary Edesur as a result of a decrease in taxable income obtained from the application of Resolution No. 2/2016 which discontinued in 2016 the application of Resolution No. 347/2012 and non-recurrent revenues arising from application of Resolution No. 32/2015. The effective tax rate was 48.03% in 2016 and (5.14%) in 2015, mainly explained by (i) the recognition in 2015 of non-recurrent revenues in our subsidiary Edesur related to the application of Resolution No. 32/2015 which resulted in net income for financial purposes and a reduction in the tax loss carryforward and (ii) an increase in results from operations in our subsidiaries Dock Sud and Chocón.

The reconciling tax effect in Brazil decreased during the first six months of 2016 as compared to the same period in 2015 due to lower taxable income in our Brazilian subsidiaries as a consequence of lower revenues from operations due to a decrease in the local electricity demand. The effective tax rate was 14.28% in 2016 and 32.82% in 2015, mainly due to a higher tax loss carryforward of our subsidiary Enel Brazil.

In Colombia, the reconciling tax effect decreased slightly during the first six months of 2016 as compared to the same period of 2015, due to an increase in the local enacted tax rate that occurred in 2016 to 40.00%, which was partially offset by lower taxable income in our subsidiary Emgesa as a result of ceasing capitalization of borrowing costs attributable to the El Quimbo power plant which started operations in 2015. The effective tax rates for Colombia were 41.39% in 2016 and 38.82% in 2015, due to lower tax benefits from capital expenditures incurred during the first six months of 2016 attributable to completion of construction of the El Quimbo power plant in 2015. This tax benefit is granted to encourage investments in revenue-producing assets, and applies 30% of the invested amount as a deduction in calculated taxable income. This tax benefit is considered a permanent difference that results in an effective tax rate lower than the statutory tax rate since the depreciable tax basis of the asset is equivalent to its gross amount.

The reconciling tax effect in Peru remained at the same level during the first six months of 2016 when compared to the same period in 2015. The effective tax rate was 28.92% in 2016, almost equivalent to the 28.06% effective tax rate of 2015.

Net Income

The following table sets forth our consolidated net income from continuing operations before income taxes, income taxes and net income from continuing operations for the periods indicated.

	Six months ended June 30,
	2016	2015	Change	Change
		(in millions of Ch$)		(in %)
Operating income	690,497	601,383	89,114	14.8
Other results	(176,848)	(54,918)	(121,930)	222.0

Income from Continuing Operations before income taxes	513,649	546,465	(32,816)	(6.0)
Income taxes	(161,250)	(182,683)	21,433	11.7

Net Income from continuing operations	352,399	363,782	(11,383)	(3.1)
Income from discontinued operations (1)	115,130	97,359	17,771	(18.3)

Net income attributable to:	467,529	461,141	6,388	1.4
Net income attributable to the parent company	268,568	288,008	(19,440)	(6.8)
Net income attributable to non-controlling interests	198,961	173,133	25,828	14.9

II. Results from Discontinued Operations

On March 1, 2016, the separation of the generation and distribution businesses in Chile became effective. The shareholdings and related assets, liabilities, income, expenses and cash flows were allocated to the newly incorporated entity Enersis Chile S.A. Therefore, the statement of comprehensive income of Enersis Américas for the six months ended June 30, 2016 only includes income and expenses for two months from the Chilean businesses as compared to the inclusion of six months of income and expenses from the Chilean businesses in the same period of 2015 (see Note 5. Non-Current Assets or Disposal Groups Held for Sale or Held for Distribution to Owners and Discontinued Operations in the June 30, 2015 financial statements).

The following table sets forth the breakdown by nature of the line item “Income after tax from discontinued operations” for the two month period ended February 29, 2016 and the six month period ended June 30, 2015:

	For the two months ended February 29, 2016	For the six months ended June 30, 2015
	(In millions of Ch$)
Revenues	402,810	1,136,809
Other operating income	2,561	6,499
Total Revenue and Other Operating Income	405,371	1,143,308

Raw materials and consumables used	(236,672)	(814,234)
Contribution Margin	168,699	329,074

Other work performed by the entity and capitalized	3,367	10,560
Employee benefits expense	(16,099)	(68,973)
Depreciation and amortization expense	—	(72,997)
Reversal of impairment loss (impairment losses) recognized in profit or loss	(968)	(1,918)

Other expenses	(16,591)	(53,645)
Operating income	138,407	142,098

Other gains	—	7,382
Financial income	2,563	7,093
Financial costs	(8,616)	(32,081)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	1,293	4,026
Foreign currency exchange differences	(21)	(4,140)
Profit from indexed assets and liabilities	267	1,383

Income before taxes	133,894	125,763
Income tax expense, discontinued operations	(18,763)	(28,404)
NET INCOME FROM DISCONTINUED OPERATIONS	115,130	97,358

Net income from discontinued operations attributable to:
Shareholders of Enersis Américas	77,879	83,572
Non-controlling interests	37,251	13,786
NET INCOME FROM DISCONTINUED OPERATIONS	115,130	97,358

Due to classification of generation and distribution of energy activities in Chile as discontinued operations, those lines of business are not included in Note 35. Information by segment.

B.	Liquidity and Capital Resources.

We are a company with no significant assets other than the stock of our subsidiaries. The following discussion of cash sources and uses reflects the key drivers of our cash flow.

We, on a stand-alone basis, receive cash inflows from our subsidiaries and associates. Our subsidiaries and associates’ cash flows may not be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds through dividends or capital reductions. However, we believe that cash flows generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and foreign capital markets will be sufficient to satisfy all our needs for working capital, debt service, dividends and routine capital expenditures in the foreseeable future.

On March 1, 2016, the spin-off of the generation and distribution businesses in Chile became effective. The Chilean shareholdings, related assets, liabilities, income, expenses and cash flows were allocated to the new incorporated entity, Enersis Chile. Therefore, Enersis Américas’ statement of cash flows for the six months ended June 30, 2016 includes cash flows for two months from the Chilean businesses as compared to the inclusion of six months of cash flows from the Chilean businesses in the same period of 2015 (see Note 5. Non-Current Assets or Disposal Groups Held for Sale or Held for Distribution to Owners and Discontinued Operations to our consolidated financial statements).

Set forth below is a summary of our consolidated cash flow information (including both continuing and discontinued operations) for the six months ended June 30, 2016 and 2015 and the years ended December 31, 2015, 2014 and 2013.

	Six months ended June 30,		Year ended December 31,
	2016	2015	2015	2014	2013
	(in billions of Ch$)
Net cash flows from (used in) operating activities	725	691	1,923	1,698	1,701
Net cash flows from (used in) investing activities	(378)	(687)	(1,215)	(300)	(1,224)
Net cash flows from (used in) financing activities	(565)	(732)	(1,060)	(1,283)	337

Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	(218)	(728)	(352)	115	814
Effects of exchange rate changes on cash and cash equivalents	3	(10)	23	(17)	(24)
Cash and cash equivalents at beginning of period	1,329	1,705	1,705	1,606	816

Cash and cash equivalents at end of period	1,114	967	1,329	1,705	1,606

Set forth below is a summary of the net cash flow attributable to discontinued operations for two months ended February 29, 2016 and the six months ended June 30, 2015.

	Two months ended February 29,	Six months ended June 30,
	2016	2015
	(in billions of Ch$)
Net cash flows from (used in) operating activities	152	196
Net cash flows from (used in) investing activities	(46)	(184)
Net cash flows from (used in) financing activities	(88)	(67)

Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	18	(55)
Effects of exchange rate changes on cash and cash equivalents	(1)	3
Cash and cash equivalents at beginning of period	144	133

Cash and cash equivalents at end of period	161	81

For the six months ended June 30, 2016, net cash flow from operating activities was Ch$ 725billion, an increase of Ch$ 34 billion, or 4.9%, compared to Ch$ 691 billion for the same period of 2015.

The increase was primarily as a consequence of lower cash outflows used in:

(i)	payments to suppliers of goods and services of Ch$ 482 billion comprised of (a) a Ch$ 695 billion decrease as a result of the spin-off of the Chilean operations that become effective beginning on March 1, 2016, and (b) Ch$ 51 billion and Ch$ 40 billion decreases in payments from Ampla and Coelce, respectively, due to foreign currency translation effects. These payment decreases were partially offset by (i) a Ch$ 122 billion payment increase from Edesur mainly due to Ch$ 114 billion of increased energy purchase costs related to the application of Resolution No. 1/2016, (ii) a Ch$ 99 billion payment increase from Emgesa due to higher energy purchase costs related to less favorable hydrology conditions due to El Niño phenomenon, (iii) a Ch$ 47 billion payment increase from Edelnor due higher energy purchases related to higher demand and higher energy purchase prices costs, (iv) a Ch$ 26 billion payment increase from Edegel, mainly due to Ch$ 25 billion of higher energy purchase costs due to less favorable hydrology conditions, higher fuel consumption costs in thermal generation, costs for the maintenance of gas pipelines, and higher tolls as a result of new toll charges, and (v) a Ch$ 12 billion payment increase from Costanera due to Ch$ 14 billion of higher indexation cost adjustments;

(ii)	payments to and on behalf of employees of Ch$ 42 billion, comprised of a Ch$ 55 billion decrease as a result of the spin-off of the Chilean operations on March 1, 2016, which was partially offset by Ch$ 11 billion and Ch$ 5 billion from Costanera and Ampla attributable to Ch$ 12 billion and Ch$ 8 billion of increases of wages and benefits, respectively;

(iii)	other cash outflows of Ch$ 123 billion comprised of a Ch$ 66 billion decrease as a result of the spin-off of the Chilean operations on March 1, 2016, and Ch$ 35 billion from Codensa mainly attributable to foreign currency translation effects for Ch$ 28 billion. These decreases were partially offset by increases of Ch$ 17 billion from Ampla due to higher sales tax payments for Ch$ 49 billion partially offset by Ch$ 32 billion due to foreign currency translation effects, and Ch$ 32 billion from Coelce due to higher sales tax payments of Ch$ 47 billion partially offset by Ch$ 15 billion due to foreign currency translation effects; and

(iv)	income taxes paid of Ch$ 32 billion comprised of a Ch$ 63 billion decrease as a result of the spin-off of the Chilean operations on March 1, 2016, which was partially offset by increases of Ch$ 24 billion from Codensa due to higher taxable income and Ch$ 10 billion from Enersis Américas on a stand-alone basis due to higher taxable income.

These increases were partially offset as a result of a decrease in cash inflows from:

(i)	collections from the sale of good and services of Ch$ 508 billion comprised of: (a) a Ch$ 933 billion decrease due to the spin-off of the Chilean operations that became effective beginning on March 1, 2016, which was partially offset by (i) a Ch$ 135 billion increase from Emgesa due to higher energy costs related to less favorable hydrology conditions due to El Niño phenomenon of Ch$ 172 billion, which was offset by Ch$ 37 billion of foreign currency translation effects; (ii) a Ch$ 97 billion increase from Ampla due to higher energy sales of Ch$ 167 billion, which was partially offset by Ch$ 70 billion of foreign currency translation effects; (iii) a Ch$ 91 billion increase from Coelce due higher physical sales and higher energy sale prices of Ch$ 146 billion, which was partially offset by Ch$ 55 billion of foreign currency translation effects; (iv) a Ch$ 47 billion increase from Edelnor mainly due to higher sale prices due to tariff adjustments and higher physical sales for Ch$ 42 billion, (v) Ch$ 33 billion from Edesur due to application of Resolution No. 1/2016 which increased sale prices and was partially offset by Ch$ 106 billion of foreign currency translation effects; and (vi) a Ch $33 billion increase from Costanera mainly explained by application of Resolution No. 22/2016 which increased the sale prices, which was partially offset by Ch$ 8 billion of foreign currency translation effects.

(ii)	other collections from operating activities of Ch$ 149 billion comprised of (a) Ch$ 56 billion decrease in Ampla and Ch$ 25 billion in Coelce, both as a consequence of lower collections of CDE charges (see Item 4. Information on the Company – B. Business Overview – Electricity Industry Regulatory Framework – Brazil – Regulation of Distribution Companies – Energy Development Account, “Cuenta de Desarrollo Energético – CDE” in the 2015 Form 20-F); (b) a Ch$ 40 billion decrease from Dock Sud due to lower other miscellaneous collections for operating activities including several types of individually non-significant collections for Ch$ 27 billion and Ch$ 13 billion decrease due to foreign currency translation effects.

For the six months ended June 30, 2016, net cash used in investing activities was Ch$ 377 billion, mainly due to the acquisition of property, plant and equipment totaling Ch$ 301 billion (primarily investments in the maintenance of thermal generation facilities and improving distribution networks), Ch$ 106 billion related to the incorporation of intangible assets (under IFRIC 12) of the Brazilian distribution companies, and Ch$ 54 billion from investments in time deposits with maturity greater than 90 days, all of which was partially offset by interest received of Ch$ 42 billion, collections of receivables from related parties for Ch$ 33 billion, and proceeds from sale of property for Ch$ 15 billion.

For the six months ended June 30, 2016, net cash used in financing activities decreased to Ch$ 565 billion from Ch$ 732 billion compared to the same period of 2015. The main drivers of this change are described below.

The aggregate cash outflows during the first half of 2016 were primarily due to:

•	Ch$ 369 billion in dividend payments (including Ch$ 228 billion from Enersis Américas on a stand-alone basis, Ch$ 59 billion from Emgesa, excluding dividends paid to us, Ch$ 29 billion from Endesa Americas on a stand-alone basis, and Ch$ 31 from Codensa, among others).

•	Ch$ 320 billion of payments of loans and bonds (Ch$ 89 billion for Edelnor, Ch$ 72 billion for Ampla, Ch$ 70 billion for Edegel, Ch$ 31 billion for Codensa, Ch$ 31 billion for Emgesa and Ch$ 15 billion for Coelce, among others).

•	Ch$ 128 billion of interest paid (including Ch$ 55 billion from Emgesa, Ch$ 20 billion from Ampla, Ch$ 15 billion from Codensa, Ch$ 9 billion from Edelnor, Ch$ 7 billion from Enersis Américas on a stand-alone basis, Ch$ 9 billion from Endesa Chile, among others).

•	Ch$ 199 billion of cash and cash equivalents, of which Ch$ 161 billion was transferred to Enersis Chile as part of the spin-off of the Chilean operations that became effective beginning on March 1, 2016.

The aggregate cash inflows from financing activities during the first half of 2016 were primarily due to:

•	Ch$ 112 billion in loans by Emgesa.

•	Ch$ 108 billion in loans by Ampla.

•	Ch$ 94 billion in loans and bonds by Edelnor.

•	Ch$ 79 billion in loans by Codensa.

•	Ch$ 60 billion in loans by Edegel.

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds, please see “Item 3. Key Information – D. Risk Factors – We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations” in the 2015 Form 20-F.

We coordinate the overall financing strategy of our controlled subsidiaries. Our operating subsidiaries independently develop their capital expenditure plans and finance their capital expansion programs through internally generated funds or direct financings. We have no legal obligations or other commitments to financially support our subsidiaries. In some cases, our subsidiaries may be financed by us through intercompany loans.

Having stated our corporate policy in connection with the financial autonomy that we expect from our subsidiaries, we have in the recent past, and to a very limited extent, provided financial support in Argentina in the form of intercompany loans and capital contributions in which debt was capitalized. We have also guaranteed a loan with a third party for an immaterial amount. Most of the loans have been provided by our wholly-owned investment vehicle, Endesa Argentina S.A., using local funds such as dividends from other Argentine subsidiaries.

We believe that the level of such financial support is insignificant in the context of our consolidated financial statements taken as a whole. The fundamental drivers of such limited support are recent regulatory changes implemented by Argentine authorities, including Resolutions 95, 529 and 482, among others, and our expectation that our Argentine long-lived assets will eventually be appropriately recovered by free cash flows arising from new and more favorable electricity sector regulations.

To the extent there may be positive market signals regarding regulatory improvements which allow us to forecast favorable effects on our Argentine subsidiaries’ operating results, we may continue to evaluate additional, temporary and exceptional financial support (primarily in the form of intercompany loans) on a case by case basis, as described in this context.

In March 2016, as a consequence of the political and economic situation prevailing in Brazil, explained in further details below, we also have guaranteed Ampla’s US$ 75 million three-year bank term loan. The financing was provided in Chile in U.S. dollars, and has a swap from U.S. Dollars to Brazilian reais contracted in Brazil, which was also guaranteed by us.

We have accessed the international equity capital markets (including several SEC-registered ADS issuances) in 1993, 1996, 2000, 2003 and 2013. We have also issued bonds in the United States (“Yankee Bonds”). Since 1996, we have issued a total of US$ 1.15 billion in Yankee Bonds.

The following table lists the Yankee Bonds issued by us outstanding as of June 30, 2016. The weighted average annual coupon interest rate for such bonds is 7.4%, without giving effect to each bond’s duration, or put options.

					Aggregate Principal Amount
Issuer	Term	Maturity	Coupon		Issued	Outstanding
			(%)		(in millions of US$)
Enersis Américas(1)	10 years	December 2016	7.400		350	250
Enersis Américas(2)	30 years	December 2026	6.600		150	1

Total			7.400	(3)	500	251

(1)	Enersis repurchased some of these bonds in 2001.
(2)	Holders of our 6.6% Yankee Bonds due 2026 exercised a put option on December 1, 2003 for an aggregate principal amount of US$ 149 million, leaving US$ 1 million outstanding.
(3)	Weighted-average coupon.

The following table lists Emgesa’s bond issued in the United States. The bond is denominated in Colombian pesos. The annual interest rate for such bond is 10.17%.

Issuer	Term	Maturity	Coupon (inflation adjusted rate)	Aggregate Principal Amount
				Issued	Outstanding
			(%)	(in billions of CP$)	(in billions of CP$)	(in billions of Ch$)
Emgesa	10 years	January 2021	10.17	737	737	166

We, as well as our subsidiaries in the countries in which we operate, have access to the domestic capital markets where we have issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by us outstanding as of June 30, 2016.

Issuer	Term	Maturity	Coupon (inflation adjusted rate)	Aggregate Principal Amount
				Issued	Outstanding
			(%)	(in millions of UF)	(in millions of UF)	(in billions of Ch$)
Enersis Series B2	21 years	June 2022	5.75	2.5	0.9	24

The following table lists local bonds issued by our foreign subsidiaries, outstanding as of June 30, 2016. We present aggregate information for each company. The maturity column for each company reflects the issuance with the longest maturity, and the coupon rate corresponds to the weighted average coupon of all issuances for each company.

Issuer	Maturity	Coupon(1)	Aggregate Principal Amount Outstanding
		(%)	(in billions of Ch$)
Ampla	July 2019	16.16	191
Codensa	November 2025	13.25	234
Coelce	October 2018	16.69	96
Edegel	January 2028	6.43	46
Edelnor	November 2038	6.40	222
Emgesa	May 2030	13.03	652

Total			1,443

(1)	Many of the coupon rates are variable rates based on local indices, such as inflation. The table reflects the coupon rate taking into account each local index as of June 30, 2016.

We frequently participate in the international commercial bank markets through syndicated senior unsecured loans, including both fixed term and revolving credit facilities. We also borrow from banks in Chile under fully committed facilities under which a potential “Material Adverse Effect” (“MAE”) would not be an impediment to this source of liquidity. In March 2016, we entered into 3-year bilateral revolving loan for an aggregate of UF 2.8 million (Ch$ 73 billion as of June 30, 2016) as shown below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of UF$)	(in billions of UF$)
Enersis Américas	Bilateral revolving loan	March 2019	2.8	—

Our subsidiaries also have access to fully committed credit lines in the local markets, as detailed below.

Borrower	Type	Last Maturity	Facility Amount	Amount Drawn
			(in billions of Ch$)	(in billions of Ch$)
Ampla	Bilateral revolving loans	June 2017	21	—
Coelce	Bilateral revolving loans	September 2016	19	—
Fortaleza	Bilateral revolving loans	December 2016	2	—
Edegel	Bilateral revolving loans	October 2017	20	—
Edelnor	Bilateral revolving loans	December 2017	45	—
Enel Brasil	Bilateral revolving loans	April 2017	10	—

Total			117	—

In August 2016, we entered into a 18-month Senior Unsecured Term Loan Agreement for an aggregate of US$ 1.0 billion (Ch$ 657 billion as of the date of closure) denominated in Chilean Pesos, and an additional US$ 500 million (Ch$ 328 billion as of the date of closure) denominated in US Dollars, to fund the potential financial needs arising from the reorganization process in Latin America, including the payment of merger dissenters’ withdrawal rights, among other needs.

We have access, through our subsidiaries, to fully committed undrawn revolving loans, both international and domestic, for up to approximately Ch$ 117 billion in the aggregate as of June 30, 2016 and Ch$ 190 billion in the aggregate (using the exchange rate of June 30, 2016) considering the renewal of our own bilateral revolving loans.

We also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately Ch$ 6 billion in the aggregate, none of which are currently drawn. Unlike the committed lines described above, which are not subject to MAE conditions precedent prior to disbursements, these facilities are not guaranteed, and therefore could limit our liquidity under certain circumstances. Our subsidiaries also have access to uncommitted local bank facilities, for a total amount of Ch$ 247 billion, which were completely undrawn as of June 30, 2016.

We may also access the Chilean commercial paper market under programs that have been registered with the Chilean SVS for a maximum of US$ 200 million. In addition, we have a local bond program registered with the SVS for UF 12.5 million (Ch$ 326 billion as of June 30, 2016), which has not been drawn upon yet. Finally, our foreign subsidiaries also have access to other types of financing, including governmental facilities, supplier credit and leasing, among others.

Except for our SEC-registered Yankee Bonds, which are not subject to financial covenants, our outstanding debt facilities include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of June 30, 2016, under the most restrictive financial covenant affecting us, the maximum additional debt that could be incurred without a breach of the most restrictive covenant is Ch$ 2,938 billion. As of June 30, 2016 and as of the date of this Report of Form 6-K, we and our subsidiaries are in compliance with the financial covenants contained in our debt instruments. In the distribution business, Ampla has been facing different financial problems as a consequence of the Brazilian economic and political situation, which has led to lower electricity demand, higher costs related to inflation and, in the specific case of Ampla, to a deterioration of its cash flows and EBITDA, similar to other distribution companies in the Brazilian market. This required Ampla to renegotiate, among other measures, some of its financial covenants between December 2015 and January 2016, in order to avoid breaching them. There is an additional risk of noncompliance if the economic environment in Brazil continues to worsen. In this context, we guaranteed a loan of Ampla, as mentioned above. As is customary for certain credit and capital market debt facilities, a significant portion of our financial indebtedness is subject to cross default provisions. Each of the revolving credit facilities described above, as well as all of our Yankee Bonds, have cross default provisions with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.

Our local credit facility, due in March 2019, does not have cross default provisions to debt other than the borrower’s own indebtedness.

Cross default provisions of our existing Yankee Bonds may be triggered only by our debt or debt of our Chilean subsidiaries, which after the spin-off of Enersis Chile and the Merger will no longer be part of our consolidated group. A matured default on an individual basis could result in a cross default to our Yankee Bonds if such matured default, on an individual basis, has a principal exceeding US$ 30 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, Yankee bondholders would have the option to accelerate if either the trustee or bondholders representing not less than 25% of the aggregate debt of a particular series then outstanding choose to do so. A payment default or a bankruptcy/insolvency default outside of Chile has no contractual effect on our existing Yankee Bonds , no matter how material. Likewise, our local bonds do not have subsidiary cross default provisions. We cannot guarantee, however, that other Yankee Bonds or local bonds we may issue in the future will not have different cross-default provisions.

All of our Yankee Bonds are unsecured and not subject to any guarantees by any of our subsidiaries or parent company, nor do they contain any financial covenants.

Our Argentine subsidiary, Costanera, did not make any installment payments due in 2012, 2013 and 2014 under the terms of a 1996 supplier credit agreement with Mitsubishi Corporation (“MC”) for a total amount of US$ 107 million in payments, including principal and interest. On October 27, 2014, Costanera and MC agreed to refinance the debt under the following summary terms: (i) forgiveness of accrued interest under the agreement for US$ 66 million as of September 30, 2014; (ii) the rescheduling of US$ 120.6 million in capital maturities for a period of 18 years, with a grace period of 12 months; (iii) the debt must be completely paid by December 15, 2032; (iv) an annual amortization of capital of at least US$ 3 million, in quarterly installments; (v) a 0.25% annual interest rate; (vi) maintenance of the lien on the combined-cycle power plant at Costanera in favor of MC; (vii) restrictions to dividend payments; and (viii) the condition precedent for the rescheduling agreement effectiveness was the payment of US$ 5 million of capital, which was made on November 14, 2014.

Our companies have access to existing credit lines sufficient to satisfy all of their present working capital needs. However, since 2015, access to the capital markets on the part of our Brazilian subsidiaries has been very limited due to the financial situation prevailing in Brazil. Notwithstanding these circumstances, these subsidiaries were still able to refinance debt maturing in 2015.

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain subsidiaries and affiliates are subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. Legal counsel in the countries where our subsidiaries and affiliates operate have informed us of the current legal restrictions regarding the payment of dividends or distributions to us in the jurisdictions where such subsidiaries or affiliates are incorporated. We are currently in compliance with the legal restrictions, and therefore, they currently do not affect the payment of dividends or distributions to us. Certain credit facilities and investment agreements of our subsidiaries restrict the payment of dividends or distributions in certain special circumstances. For instance, one of Endesa Chile’s UF-denominated Chilean bonds restricts the amount of intercompany loans that Endesa Chile and its consolidated subsidiaries are allowed to lend to us or Enersis Chile. The threshold for such aggregate restriction of intercompany loans is US$ 100 million equal to approximately Ch$ 66 billion. For a description of liquidity risks resulting from our company status, please see “Item 3. Key Information — D. Risk factors —We depend in part on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.” in the 2015 Form 20-F.

Our estimated capital expenditures for 2016 through 2020 amount to Ch$ 3,781 billion, of which Ch$ 3,210 billion are considered non-discretionary investments. Maintenance capital expenditures are considered non-discretionary because it is necessary to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in expansion projects under execution as non-discretionary expenditures. We consider the remaining Ch$ 571 billion as discretionary capital expenditures. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

Other than in Brazil, we do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in this Report. Brazil is currently affected by a severe recession that has limited access to bank loans and the ability to issue new debt in the capital markets, not only for electrical utilities, but also for companies in most of the other industries operating in the country. As a result, market conditions have deteriorated and interest rates have risen due to increased market risk, making the cost of funding operations more expensive in Brazil.

Notwithstanding the latter, our subsidiaries in Brazil benefit from being part of the Enel Group, which provides them access to most of the leading banks in the world, facilitating access to resources outside Brazil. For example, in March 2016, Ampla entered into a US$ 75 million loan with the Banco Santander Chile (with Enersis Américas guaranteeing the bank loan), demonstrating that the Chilean parent company is considered a solvent and reliable guarantor, and also highlighting the support of the Enel Group in providing stability to our operations in Latin America. However, if market conditions in Brazil continue to deteriorate or lenders are unwilling to accept an Enersis Américas guarantee as credit support, then the cost of financing would sensibly increase both in the short and long term at unprecedented high costs, and in the worst case scenario the companies would not be able to raise financing under economical conditions.

Other than with respect to Brazil, for the most part we expect to be able to refinance our indebtedness as it becomes due, fund our purchase obligations with internally generated cash and fund capital expenditures with a mixture of internally generated cash and borrowings.

C.	Trend Information.

Our subsidiaries are engaged in the generation, transmission and distribution of electricity in Argentina, Brazil, Colombia and Peru. Our businesses are subject to a wide range of conditions that may result in significant variability in our earnings and cash flows from year to year. We have established a conservative and well-balanced commercial policy on a country-by-country basis, which aims at controlling relevant variables, reducing risks and providing stability in our results of operations.

Our net income is principally the result of operating income from our Generation and Transmission business and our Distribution business, and non-operating income, which consists primarily of income arising from related companies accounted for under the equity method and foreign currency exchange rate effects.

Our Generation and Transmission operating income consolidates the results of operations in the four countries (Argentina, Brazil, Colombia and Peru) where we operate and is impacted by the combined effect of several factors, including our contracted electricity prices, prevailing hydrological conditions, the price of fuels used to generate thermal electricity, contracted obligations, generation mix, and electricity prices prevailing in the spot market, among others. The combined effect of these factors impacts our operating income from year to year.

One of the main drivers of our results of operations is our sale prices and energy costs in each market where we operate. In general, the quantity of electricity sold has been relatively stable over time, with increases reflecting economic and demographic growth. Our profits from contracted sales are driven by the ability to generate or buy electricity at a cost lower than the contracted sale price. However, the applicable price for sales and purchases of electricity sold and purchased in the spot market is much harder to predict because the spot generation price is influenced by many factors, which can differ in each of the countries where we operate. In general, abundant hydrological conditions lower spot prices, while dry conditions increase them. However, our operating income may not be impacted even when we are required to buy at high prices in the spot market if our commercial policy is appropriately managed. Our strategy to mitigate our exposure to the volatility of the spot market consists of contracting sales of a significant portion of our expected electricity generation through long-term electricity supply contracts. Hence, our optimal level of electricity supply commitments is one that allows us to protect ourselves against low marginal cost conditions, such as those existing during the rainy season, while still taking advantage of high marginal cost conditions, such as higher spot market prices during dry years. In order to determine the optimal mix of long-term contracts and sales in the spot market: (i) we project our aggregated generation taking into consideration our generation mix, the incorporation of new projects under construction and various hydrological scenarios (from “wet” to “dry” conditions), (ii) create demand estimates using standard economic theory, and (iii) forecast the system’s marginal cost using proprietary stochastic models. This commercial policy is not applicable in Argentina, where contracted sales are immaterial and our margin is strongly dependent on the current regulatory framework, in which the sector is heavily controlled and regulated by the government, as explained further below.

International prices for commodities such as fuel oil, coal and LNG also have an impact on spot electricity prices. Fuel prices affect our results since commodity prices directly impact generation costs of our thermal power plants, mainly in Peru where our capacity is approximately 60% thermal . Fuel prices have materially decreased since the second half of 2014 reaching its lowest level in February 2016 and increasing slightly during 2016, but still remaining lower than 2015 prices. It is expected that this trend will continue through the first quarter of 2017, when oil prices are expected to begin increasing. This trend will likely keep our costs stable and when the prices increase our costs might also increase, especially for our Peruvian power plants. Our costs also depend on factors such as spot prices, generation mix, hydrological conditions and our contractual surpluses/deficits.

Other factors that affect operating income include transmission costs that are incurred when delivering electricity from its source to end consumers. In Colombia and Peru, transmission costs are mostly passed through to the customers and mainly depend on physical sales. The transmission system charge is set by the regulator, and has tended to remain stable over time, except in Peru where it is expected to increase because of the charges imposed to pay Gasoducto Sur Peruano and other infrastructure tendered by the Peruvian government, which will be paid for through charges included in the transmission price. In Argentina, the transmission cost is mainly assumed by the market operator and, therefore, does not significantly affect generators’ operating income. In Brazil, transmission costs are passed through to the customers and ANEEL, the Brazilian National Electric Energy Agency, approves the electricity tariffs, which is a fixed tariff and do not rely on physical sales.

This general framework applies to most of the countries where we operate, but there are some variations in some of these factors. In Argentina, the electricity market is highly regulated and electricity prices are determined by CAMMESA, which is the sole seller for the fuel needed for thermal generation operations. This means that market agents will not be allowed to trade fuels and, as a result, fuel and commodity prices do not have a direct impact on our Argentine operations.

In Brazil, 65% of the country’s installed capacity and 67% of our own installed capacity is hydroelectric. Therefore, electricity prices are significantly affected by hydrological conditions. However, to provide a financial protection against the hydrological risks for hydro-generators, the Electricity Reallocation Mechanism (“MRE”) was implemented. This mechanism requires each hydroelectric generator in the SIN (Sistema Interligado Nacional), before buying energy in the spot market to fulfill its contracts if there is a generation deficiency or selling its surpluses at spot price if there is excess generation, to commercialize energy at a cheaper price in the MRE market. The price in the MRE market covers the incremental cost of operation, the maintenance of the plants and financial compensation for the use of water. Thus, the system accounts for the large territorial disparities, sharing of the hydrological risk and optimizing the integrated operation of all energy subsystems, while at the same time ensuring the optimal use of the water. For our Brazilian operations, fuel and commodity prices are not relevant factors because power purchase agreements are indexed to the official inflation index (IPCA) and the gas price at Fortaleza is indexed mainly to local and US consumer price indices.

In Colombia, around 70% of the country’s capacity and more than 87% of our own installed capacity is hydroelectric and market prices are significantly affected by hydrological conditions. Colombia has a wholesale market with an independent system operator, XM S.A (a subsidiary of the state run energy company ISA). Within the Colombian wholesale market, power generation companies and public, private and mixed traders buy and sell energy within a regulatory framework established by the Energy and Gas Regulatory Commission (CREG). There are two markets: a short-term market called “Bolsa de Energía” and a second market for long-term contracts. In the short-term market, traders offer prices based on daily forecasting, which takes into account the different and constantly changing characteristics of the market. Therefore, electricity prices are highly volatile and for example, could be affected by the expectation of El Niño’s arrival (dry context), which could raise the prices suddenly. The long-term market provides agents with coverage against the volatility of energy prices in the short-term market. Our electricity supply contracts are not standardized and the terms and conditions of these contracts are individually negotiated. Typically, when these contracts are negotiated, we try to set the price at a premium over future expected spot prices in order to mitigate the risk of future spot price increases. However, the premium can vary substantially depending on a variety of conditions. For our Colombian operations, fuel and commodity prices are not relevant factors because electricity prices are indexed to the local consumer price index, IPP (Indice de Precios al Productor). The current contracted obligations are committed for periods of three to four years, which enables us to weather short-term trends and better achieve our projected costs, thereby reducing market risk exposure.

In Peru, 59 % of the country’s installed capacity and 60% of our own installed capacity is thermal. Therefore, electricity prices on the spot market are highly influenced by gas costs declared by thermal power plants. Peru produces its own gas and oil, which is a key factor in the development of the sector and the growth of the Peruvian economy, especially during the last decade. Over the years, the government’s oil and gas reforms have promoted private investment and maintained energy prices low. Under the current regulation spot prices are calculated considering restrictions on gas and transmission and a maximum price of US$95/MWh. The marginal cost will be not affected by this limitation after December 2016 and eventually the spot prices could increase in some seasons of the year. Contracts with regulated customers are obtained through tenders and non-regulated customers through free negotiation. We have long-term supply contracts, for periods between 10 to 20 years. The proportion of contracted sales with regulated customers (distributors) has increased in relation to the non-regulated customers. This allows us to have consistent prices for longer periods, which combined with our conservative commercial policy, lowers our risk and provides stability in our revenues. In addition, we are currently increasing our participation in the market and in 2017 will begin operating the new TG-6 Malacas thermal unit (51MW) owned by EEPSA.

In Argentina, we expect that the new government, which took office in December 2015, will gradually implement reforms to the current regulatory framework, increasing the regulated tariff rates, which would have a positive effect on our Argentina results. In Brazil, we expect stability in the regulated tariff rates over the next years. In Colombia, the distribution tariff is under revision and the new regulated tariff is expected in January 2017. Finally, in Peru, we expect that the regulated tariff rates will remain fairly stable for the rest of 2016, with increases beginning in 2017 and through 2019-2020 because of the transmission price increases.

Finally, variability in our earnings and cash flows can also arise from non-operating factors, such as foreign currency exchange rates. Operating results in each of the countries where we operate are first expressed in their own functional currencies and then are converted to Chilean pesos, the reporting currency used in our financial statements. As result of exchange rate effects, the operating results in Chilean pesos may differ significantly from those expressed in their own functional currencies. There may be cases in which we have a profit in local terms but a loss in Chilean accounting terms, and vice versa. Based on the next 12 months’ forward rates available on Bloomberg, we do not anticipate significant impacts on results when converting Peruvian Sol and Colombian pesos to Chilean pesos. However, we expect a significant impact (11% reduction) on results when converting Argentine pesos to Chilean pesos and a moderate impact (6% reduction) in the case of converting Brazilian reais to Chilean pesos.

For more detail on how each of these factors impacts the net income of our electricity generation business, see “—A. Operating Results—1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company.”

We expect reasonably good operating performance during the coming years given the favorable macroeconomic perspective in Argentina, Colombia and Peru, which represented 13.9%, 48.1% and 21.6%, respectively, of our operating income as of June 30, 2016 The expected gross domestic product (GDP) growth in 2017 of Argentina, Brazil, Colombia and Peru are 3.2%, 1.1%, 2.8% and 4.2%, respectively. These percentages are based on Latin American Consensus Forecasts published by Consensus Economic Inc. on September 19, 2016. The annual electricity demand growth in 2017 of Argentina, Brazil, Colombia and Peru are expected to be 2.4%, (0.6)%, 2.9% and 4.1%, respectively.

On the other hand, development of new generation facilities in South America has always lagged behind demand growth. We anticipate that this tendency will continue for the foreseeable future. Also, due to growing environmental restrictions, transmission line saturation, obstacles for fuel transportation, and scarcity of places where to locate plants; these new projects involve higher development costs than in the past.

With the emergence of non-conventional renewable energy (NCRE), the markets will need more flexibility and focus on operational efficiency, and we are also focused on these goals.

Enel, our ultimate controlling shareholder, has announced that it will no longer build coal power plants because it considers the technology to be obsolete, and the company expects to be carbon neutral by 2050. Closures of these coal power plants are scheduled between now and 2040 or 2045. Their capacity must be substituted by other types of generation.

We expect that average electricity prices will increase to recognize these higher costs. This could increase the value of our assets, especially in the case of hydroelectric power plants, which have lower production costs, and thus have greater profitability in scenarios of increasing prices to end customers. Furthermore, an important part of the new installed capacity under development in which we have investments corresponds to hydroelectric power plants. We expect this situation will also impact long term spot prices positively. Long-term contracts awarded to us in different bids, directly and through our subsidiaries, have already incorporated these expected price levels. Currently, 16.0% of our expected annual generation is sold under contracts with terms of at least ten years and an additional 27.4% % under contracts with terms of at least five years.

In order to mitigate the risk of increasing fuel costs, we have entered into supply contracts to cover part of the fuel needed to operate our thermal generation units, which operate with coal, natural gas, diesel, and fuel oil. This is becoming more important as there is an increasing trend to penalize fuel intensive technologies, such as coal and diesel, which have greater environmental impacts.

With respect to our Distribution business, our operating income for the six months ended June 30, 2016 increased by 17.8% compared with the same period of 2015. In connection with the Distribution business tariffs, we anticipate that our Distribution companies will maintain their profitability during the periods between periodic tariff setting processes, according to the price cap tariff model, due to growth and economies of scale. After tariffs have been set, the companies have the opportunity to increase their efficiency, and obtain extra profits associated with such efficiencies, during the period subsequent to each new tariff setting.

The schedule for distribution tariff revisions is well defined for the following years:

Although the price at which a distribution company purchases electricity has an impact on the price at which it is sold to end customers, it does not have an impact on our profitability since the cost of electricity purchased is passed to end customers through tariffs. Regulation dictates that purchase contracts must be made through long-term contracts and are the result of a regulated tender.

Although having operations in the four countries allows us to somewhat offset and counterbalance variations with respect to the main factors that can affect our operating results, we cannot claim that our portfolio of assets is fully hedged. Furthermore, there can be no assurance that past performance will be indicative of future performance with respect to our business. Any significant change with respect to hydrological conditions, fuel or electricity prices, among other factors, could affect our operating income in the generation business. More broadly, any significant change with respect to economic or population growth, as well as changes in the regulatory regimes in the countries in which we operate, among other factors, could affect our operating income.

For further information regarding our 2016 results compared with those recorded in previous periods, please see “— A. Operating Results — Results of Operations for the Six Months Ended June 30, 2016 and 2015.” Investors should not look at our past performance as indicative of future performance.

We do not expect that our current debt agreements, which impose certain restrictions, would have a negative impact on our capital expenditure plan and we have many sources of proven liquidity in the international and domestic capital markets. As of June 30, 2016, we are able to incur up to Ch$ 2,938 billion in incremental debt, without entering into a breach of the debt covenants, beyond current levels of consolidated indebtedness. We believe that we will continue to have similar comfortable levels of leverage capacity for the foreseeable future (see “— B. Liquidity and Capital Resources”).

We expect that we will continue generating substantial operating cash, which can be used to finance a significant part of our capital expenditure plan. If needed, our shareholders can also decrease the dividend payout ratio, subject to certain minimum legal restrictions, in order to finance our investment plan and future growth.